Filed pursuant to Rule 433
Relating to a preliminary prospectus supplement dated December 15, 2009
Registration Statement No. 333-163353

FREE WRITING PROSPECTUS
Dated December 16, 2009

This free writing prospectus relates only to the ordinary shares described below, and supplements and updates the information in and should be read together with the preliminary prospectus supplement dated December 15, 2009 and the accompanying prospectus included in the Registration Statement on Form F-3 (No. 333-163353) relating to these ordinary shares.

References in this free writing prospectus to  “we”, “us”, “our”, the “Company” and “EZchip Semiconductor” are to EZchip Semiconductor Ltd., an Israeli company.

We will not sell any ordinary shares in the offering and as a result, we will not receive any proceeds from the offering.  We do not intend to complete our pending exchange offer for shares and options of our subsidiary EZchip Technologies Ltd.  In addition, directors, executive officers, certain of our employees and the Company will be subject to a lock-up period of 60 days (as opposed to 75 days).

Title of Securities	Ordinary Shares, par value NIS 0.02 per share
Ordinary shares offered by the selling shareholders	3,150,432 shares
NASDAQ Global Market and Tel-Aviv Stock Exchange symbol	“EZCH”
Ordinary shares outstanding before and after the offering	23,357,770 shares
Over-allotment option	472,565 shares from the selling shareholders
Proceeds to us	None
Dilution	None

We have filed a registration statement, as amended, with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement dated December 15, 2009 and the accompanying prospectus and the registration statement and other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.